                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of February 2004                   Commission File Number: 1-14242

                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)

                             1 Royal Gate Boulevard
                               Woodbridge, Ontario
                                     L4L 8Z7
                                 (905) 264 0701

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [ ] Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

         Yes [ ] No [X]

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  EXHIBIT INDEX

Exhibit                    Description of Exhibit                         Page
-------                    ----------------------                         ----
1                          2003 Annual Report                              48
2                          Management Information Circular                 51
3                          Proxy                                            2

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized.

ROYAL GROUP TECHNOLOGIES LIMITED

Date: February 4, 2004 By: ______________________________

                             Name: Scott Bates
                             Title: General Counsel and Corporate Secretary